June 23, 2022

REPORT OF VOTING RESULTS OF POINTS.COM INC.

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matter submitted to the special meeting (the "Meeting") of the shareholders (the "Shareholders") of Points.com Inc. (the "Corporation") held on June 23, 2022, which is described in the management proxy circular of the Corporation dated May 20, 2022 (the "Circular").

The matter voted upon at the Meeting and the results of the voting were as follows.

Approval of the Arrangement Resolution

By a vote by way of ballot, a special resolution (the "Arrangement Resolution") approving a plan of arrangement under section 192 the Canada Business Corporations Act was passed, pursuant to which a wholly-owned subsidiary (the "Purchaser") of Plusgrade L.P. will acquire all of the issued and outstanding common shares of Points for US$25.00 in cash per common share, in accordance with the terms of the arrangement agreement dated May 6, 2022 between the Corporation and the Purchaser. The full text of the Arrangement Resolution is set out as Appendix B to the Circular. In order to be passed, the Arrangement Resolution required approval of (i) two thirds of the votes cast by Shareholders present virtually or represented by proxy; and (ii) minority approval in accordance with Multilateral Instrument 61-101, being a simple majority of the votes cast by Shareholders excluding the votes of Robert MacLean, the Company's CEO, and Christopher Barnard, the Company's President. The results of the ballot on this matter were as follows:

	Votes For	%	Votes Against	%
All Shareholders	10,168,849	99.26%	75,736	0.74%
Minority Approval	9,625,697	99.22%	75,736	0.78%

POINTS.COM INC.

by	(signed) Domenic Di Sisto
Name: Domenic Di Sisto
Title: Vice President & General Counsel